Filed by Juniper Industrial Holdings, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Juniper Industrial Holdings, Inc.

(Commission File No. 001-39129)

Janus International Merger with Juniper Industrial Holdings

Ramey Jackson TD Ameritrade Interview Transcript

January 5, 2021

CORPORATE PARTICIPANTS

Ramey Jackson, Chief Executive Officer, Janus International Group

PRESENTATION

Nicole Petallides, TD Ameritrade

Welcome back to The Watch List, I’m Nicole Petallides, I’d like to welcome in Ramey Jackson, CEO of Janus International.

We must first explain to our friends watching that - getting this started by telling us a little bit about your company. I know it’s all about storage and more. Explain that as well as the merger that you’ve had with Juniper Holdings.

Ramey Jackson

Yeah well happy New Year and thanks for having me on Nicole. So Janus International is a global manufacturer and supplier of turnkey building solutions and also new technology for self-storage and the commercial warehousing industry. At Janus’s core we are a solutions and technology provider and we make a lot of great products around supporting that mission.

And in terms of the SPAC, the merger, we’re partnering with Juniper Industrial Holdings. If you know anything about that SPAC, its founders are Roger Fradin and Brian Cook.

These are former Honeywell executives. It was just a really good match for us as we as we look at our next phase of growth.

Nicole Petallides, TD Ameritrade

So when we talk about going beyond doors and gates and broader access control technologies, tell me more about that, explain that a little bit.

Ramey Jackson

Yeah, so we purchased a company called Noke, it’s a software company that we partnered with in terms of developing our wireless access control solution, so we’re a first mover in this technology and think about it as an ad based solution that allows tenants to onboard contact lists.

And think about it in the era of COVID and beyond. It’s very important and it also helps them manage access to their storage units digitally. It also provides an operational savings to the operator and it gives them the ability to drive rental rates based off of usage. And if you look at the opportunity that exists today, it’s pretty simple. There’s 22 million doors that are armed with padlocks, and you know, just doing some simple math, this provides a 4 billion dollar opportunity that we plan on executing over the next four years, for a few years, rather.

Nicole Petallides, TD Ameritrade

Rather, I see I see, yeah, so roughly a billion a year, I guess if you get to all those all those padlocked doors. Give me an example for a regular person, because you’re talking about that this is a four billion dollar market opportunity. Noke remote access, right? So I don’t have to go on my padlock. I don’t understand why is this so [inaudible word], how does this work for me? Somebody who wants to put some stuff in storage, why? Why do I care about this? Sell it to me.

Ramey Jackson

Great question. I’ll just use the commercial aspect of self-storage, so 20% of self-storage is commercial usage and I’ll use a tradesman at as an example. Think about you know, having a plumbing business and using self-storage as a warehouse, you know I can basically manage my keys. I can share keys digitally with you, I can know exactly who’s coming, who’s going.

Some of these sensors - our solution has a sensor on the inside of the unit that has basically a motion detector so I can tell if someone’s inside my unit, I can tell if there’s a fire in my unit, and I can just monitor all the activity as it pertains to my goods.

And also it’s a sign of the times, Nicole, think about it -

Nicole Petallides, TD Ameritrade

I see, so it’s really more -

Ramey Jackson

Yep.

Nicole Petallides, TD Ameritrade

Yeah, just to finish my thought, I didn’t mean to interrupt you there, but it’s basically I have a plumbing business. I have all kinds of tools and things that you might need. You’re my favorite plumber and I’m giving you the best job. And I’m also going to remotely give you the opportunity that you use your, I guess telephone or something and get to this storage unit and get in. Is that basically how this works?

Ramey Jackson

Correct, yes.

Nicole Petallides, TD Ameritrade

So, Replacement Remix Renovation, 3 R’s, what do we need to know about that?

Ramey Jackson

So the existing infrastructure - that’s basically our aftermarket business if you will, and in terms of self-storage the existing infrastructure is aging out.

So if you think about it, 60% of the facilities are over 20 years old, these facilities are in dire need of upgrading in order to compete with the new supply of the facilities today, so just a massive opportunity.

We started this segment of the business back in the recession, and look, it’s circa 150 million in revenue today and we honestly feel like it’s in early infancy stages of growth.

Nicole Petallides, TD Ameritrade

Right, right, it’s great to chat with you NYSE, right? That’s where we find you.

Ramey, thank you.

Ramey Jackson

Pardon me? Yes thanks a lot.

Nicole Petallides, TD Ameritrade

At the end, at the New York Stock Exchange right, it’s a New York Stock exchange traded company that it’ll be.

Thank you, Ramey Jackson, CEO Janus international. Thanks for joining us here on The Watch List.

About Janus International Group

Janus International Group, LLC, a Delaware limited liability company (“Janus”), is the leading global manufacturer and supplier of turn-key self-storage, commercial and industrial building solutions, including: roll up and swing doors, hallway systems, re-locatable storage units, and facility and door automation technologies. The Janus team operates out of several U.S. locations and five locations internationally. More information is available at www.janusintl.com.

About Clearlake

Clearlake Capital Group, L.P., a Delaware limited partnership, is a leading investment firm founded in 2006 operating integrated businesses across private equity, credit and other related strategies. With a sector-focused approach, the firm seeks to partner with world-class management teams by providing patient, long-term capital to dynamic businesses that can benefit from Clearlake’s operational improvement approach, O.P.S.® The firm’s core target sectors are industrials, technology, and consumer. Clearlake currently has approximately $25 billion of assets under management and its senior investment principals have led or co-led over 200 investments. The firm has offices in Santa Monica and Dallas. More information is available at www.clearlake.com and on Twitter @ClearlakeCap.

About Juniper Industrial Holdings, Inc. (NYSE: JIH)

Juniper Industrial Holdings, Inc., a Delaware corporation (“JIH” or “Juniper”), is a Special Purpose Acquisition Corporation targeting companies within the industrials sector. With $348 million in trust, Juniper was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Juniper’s management team has a proven track record of identifying market-leading technologies across the industrial spectrum, and an affinity for businesses with strong brands and mission-critical offering. The Juniper team has a robust network of relationships within industrial and investment communities built over 60+ years of combined industry experience, and a deep understanding of industrial trends. More information is available at www.juniperindustrial.com.

Important Information and Where to Find It

This communication is being made in connection with the proposed business combination involving Juniper and Janus under a new holding company, Janus Parent, Inc., a Delaware corporation (“Janus Parent”). Janus Parent intends to file with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) containing a preliminary proxy statement of Juniper and a preliminary prospectus of Janus Parent. After the Registration Statement is declared effective, Juniper will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This announcement does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Juniper’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Juniper, Janus, Janus Parent and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Juniper as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by Juniper and Janus Parent may be obtained free of charge from Juniper at www.juniperindustrial.com/investors. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: Juniper Industrial Holdings, Inc., 14 Fairmount Avenue, Chatham, New Jersey 07928.

Participants in the Solicitation

Juniper, Janus and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Juniper’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Juniper is contained in Juniper’s annual report on Form 10-K for the fiscal year-ended December 31, 2019, which is available free of charge at the SEC’s web site at www.sec.gov. In addition, the documents filed by Juniper may be obtained from Juniper as described above under “Important Information and Where to Find It.”

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this communication are forward-looking statements. When used in this communication, words such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,”

or the negative of such terms or other similar expressions, as they relate to the management team, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of the respective management of Janus and Juniper, based on currently available information, as to the outcome and timing of future events, and involve factors, risks, and uncertainties that may cause actual results in future periods to differ materially from such statements. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in Juniper’s filings with the SEC including, but not limited to, the risk factors and other uncertainties set forth under “Risk Factors” in Part I, Item 1A of Juniper’s Form 10-K for the year ended December 31, 2019 and in Juniper’s other filings. There can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Janus nor Juniper is under any obligation, and each of them expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. All subsequent written or oral forward-looking statements attributable to Janus or Juniper or persons acting on its behalf are qualified in their entirety by this paragraph.

In addition to factors previously disclosed in Juniper’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (i) ability to meet the closing conditions to the merger, including approval by stockholders of Juniper on the expected terms and schedule and the risk that any regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; (ii) the occurrence of any event, change or other circumstance that could cause the termination of the merger agreement or a delay in the closing of the merger; (iii) the effect of the announcement or pendency of the proposed merger on Juniper’s business relationships, operating results, and business generally; (iv) failure to realize the benefits expected from the proposed transaction; (v) risks that the proposed merger disrupts Janus’s current plans and operations and potential difficulties in Janus’s employee retention as a result of the proposed merger; (vi) the effects of pending and future legislation; (vii) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (viii) the amount of the costs, fees, expenses and other charges related to the merger; (ix) risks of the self-storage industry; (x) the highly competitive nature of the self-storage industry and Janus’s ability to compete therein; (xi) litigation, complaints, and/or adverse publicity; (xii) the ability to meet NYSE’s listing standards following the consummation of the proposed transaction and (xiii) cyber incidents or directed attacks that could result in information theft, data corruption, operational disruption and/or financial loss.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Juniper and is not intended to form the basis of an investment decision in Juniper. All subsequent written and oral forward-looking statements concerning Janus and Juniper, the proposed transaction or other matters and attributable to Janus and Juniper or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Juniper and Janus undertake no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Investor Contacts, Janus

Rodny Nacier / Brad Cray

IR@janusintl.com

(770) 562-6399

Media Contacts, Janus

Phil Denning / Nora Flaherty

Media@janusintl.com

Media Contacts, Clearlake

Jennifer Hurson

JHurson@lambert.com